                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)




                           WSFS FINANCIAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    929328102
                                    ---------
                                 (CUSIP Number)


                               ROBERT E. SULLIVAN
                          Pillsbury Madison & Sutro LLP
                              235 Montgomery Street
                             San Francisco, CA 94104
                                 (415) 983-1361
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 22, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 929328102                    13D                                Page 2

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS                   Isocrates Limited
     S.S. OR I.R.S. IDENTIFICATION                Isocrates Trust
     NO. OF ABOVE PERSONS                         Sorgente Company Unlimited
                                                  Zayucel Limited

--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS                                                   See Item 3

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]

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 6. CITIZENSHIP OR PLACE OF ORGANIZATION                  British Virgin Islands

--------------------------------------------------------------------------------

 NUMBER OF        7.      SOLE VOTING POWER                              740,742

  SHARES         ---------------------------------------------------------------

BENEFICIALLY      8.      SHARED VOTING POWER

 OWNED BY        ---------------------------------------------------------------

   EACH           9.      SOLE DISPOSITIVE POWER                         740,742

 REPORTING       ---------------------------------------------------------------

  PERSON         10.      SHARED DISPOSITIVE POWER

   WITH

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            740,742

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.37%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON                                      CO and OO

--------------------------------------------------------------------------------

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CUSIP No. 929328102                    13D                                Page 3



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) In addition to the previously reported transactions, between January 10, 1997 and January 22, 1997, Zayucel sold all of its remaining 120,000 shares of Common Stock of WSFS (further described in Item 5, paragraph (c) below). Therefore, as of the close of business on January 22, 1997, Isocrates Limited and Isocrates Trust indirectly owned beneficially all of the shares of Common Stock of WSFS owned by Sorgente Company Unlimited, numbering 740,742 shares. Such shares in the aggregate constitute 5.37% of the total number of shares of Common Stock outstanding. The filing entities have the sole power to vote and to dispose of all such shares of Common Stock.

          (c) On January 10, 1997 Zayucel Limited sold 5,000 shares of
Common Stock of WSFS at an average price of $11.15 per share with net proceeds to Zayucel Limited of $55,748. On January 13, 1997 Zayucel Limited sold 10,000 shares of Common Stock of WSFS at an average price of $11.15 per share with net proceeds to Zayucel Limited of $111,496. On January 14, 1997 Zayucel Limited sold 2,000 shares of Common Stock of WSFS at an average price of $11.28 per share with net proceeds to Zayucel Limited of $22,549. On January 15, 1997 Zayucel Limited sold 1,400 shares of Common Stock of WSFS at an average price of $11.27 per share with net proceeds to Zayucel Limited of $15,784. On January 16, 1997 Zayucel Limited sold 10,000 shares of Common Stock of WSFS at an average price of $11.15 per share with net proceeds to Zayucel Limited of $111,496. On January 20, 1997 Zayucel Limited sold 5,600 shares of Common Stock of WSFS at an average price of $11.18 per share with net proceeds to Zayucel Limited of $62,628. On January 21, 1997 Zayucel Limited sold 25,000 shares of Common Stock of WSFS at an average price of $11.27 per share with net proceeds to Zayucel Limited of $281,641. On January 22, 1997 Zayucel Limited sold its remaining 61,000 shares of Common Stock of WSFS at an average price of $11.26 per share with net proceeds to Zayucel Limited of $687,020. As of result of the foregoing sales, Zayucel owns no more shares of Common Stock of WSFS Financial.

          (d) Inapplicable.

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CUSIP No. 929328102                    13D                               Page 4


         (e) As of January 22, 1997, Zayucel Limited owns no shares of Common Stock of WSFS and therefore, is no longer a beneficial owner of more than 5% of this class of securities.

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          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1997.



                                             ISOCRATES LIMITED


                                             By:  /s/ R. TED WESCHLER
                                                  -----------------------------
                                                  Name: R. Ted Weschler
                                                  Title: Director


                                             ISOCRATES TRUST


                                             By:  /s/ R. TED WESCHLER
                                                  -----------------------------
                                                  Name: R. Ted Weschler
                                                  Title: Director of
                                                        Isocrates Limited,
                                                        Trustee


                                             SORGENTE COMPANY UNLIMITED


                                             By:  /s/ LAURENCE MOH
                                                  ------------------------------
                                                  Name:  Laurence Moh
                                                  Title: Director


                                             ZAYUCEL LIMITED

                                             By:  /s/ R. TED WESCHLER
                                                  -----------------------------
                                                  Name: R. Ted Weschler
                                                  Title: Director